                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                             Peregrine Systems, Inc.
                              ---------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
                          ----------------------------
                         (Title of Class of Securities)



                                    ---------
                                 (CUSIP Number)

       Loren Wimpfheimer                     Rod J. Howard, Esq.
       Vice President & General Counsel      Brobeck, Phleger & Harrison LLP
       Harbinger Corporation                 Two Embarcadero Place
       1277 Lenox Park Boulevard             2200 Geng Road
       Atlanta, Georgia  30319               Palo Alto, CA  94303
       (404)467-3000                         (650)812-2596

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  April 5, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.









----------------------------
   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      NAMES OF REPORTING PERSONS.
 1    Harbinger Corporation


      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      IRS I.D. # 58-1817306
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [ ]
                                                                (b) [ ]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
      00

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)
                                                                         [ ]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Georgia

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                          SOLE VOTING POWER
                     7
     NUMBER OF            15,885,350 (with respect to certain matters
                          as set forth in the Voting Agreement dated as of April 5, 2000, the form of which is filed as
                          Exhibit 2 to this Schedule 13D)




      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-




      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 11   *15,885,350

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

      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 12   (SEE INSTRUCTIONS)
                                                                         [ ]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      13.9% (based on the number of shares of Issuer Common Stock outstanding as of April 5, 2000 as represented by the Issuer in the Merger
      Agreement dated as of April 5, 2000 and incorporated by reference as
      Exhibit 1 to this Schedule 13D)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                             CO
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*Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Harbinger Corporation that it is the beneficial owner of any of the Common Stock of Peregrine Systems, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.


Item 1.   Security and Issuer.

         This statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Issuer Common Stock"), of Peregrine Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12670 High Bluff Drive, San Diego, CA 92130.

Item 2.   Identity and Background.

         (a) The name of the person filing this statement is Harbinger Corporation, a Georgia corporation ("Harbinger").

         (b) The address of the principal office and principal business of Harbinger is 1277 Lenox Park Boulevard, Atlanta, GA 30319.

         (c) Harbinger develops, markets and supports business-to-business e-commerce products and services. Set forth in Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Harbinger's directors and executive officers, as of the date hereof.

         (d) During the past five years, neither Harbinger nor, to Harbinger's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Harbinger nor, to Harbinger's knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f) Not applicable.


Item 3.   Source and Amount of Funds or Other Consideration.

         This statement on Schedule 13D relates to certain voting agreements between Harbinger and certain stockholders of the Issuer (the "Parent Voting Agreements")whereby such stockholders have agreed to vote their shares of Issuer Common Stock in favor of the issuance of Issuer Common Stock in connection with the Merger as described in Item 4 below, in favor of any matter that could reasonably be expected to facilitate such issuance, and against any matter that could reasonably be expected to prevent the Merger. No funds were used and no funds are to be used by Harbinger in entering into the Parent Voting Agreements and in acquiring the proxies thereunder. The Parent Voting Agreements and proxies were acquired by Harbinger as part of the package of agreements described in Item 4 below.

Item 4.  Purpose of Transaction.

         (a)-(b) Pursuant to an Agreement and Plan of Merger and Reorganization dated as of April 5, 2000 (the "Merger Agreement"), by and among Peregrine Systems, Inc. ("Peregrine" or the "Issuer"), Soda Acquisition Corporation ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of Peregrine, and Harbinger (the reporting person in this Schedule 13D), and subject to the conditions set forth therein, Merger Sub will be merged with and into Harbinger (the "Merger"); Harbinger will become a wholly owned subsidiary of Peregrine, and each share of Harbinger common stock will be converted into the right to receive 0.75 of a share of the Issuer Common Stock (the "Exchange Ratio"). The Merger is subject to the approval and adoption of the Merger Agreement and the approval of the Merger by the shareholders of Harbinger, the approval by Issuer's stockholders of the issuance of Issuer Common Stock in the Merger, and the satisfaction or waiver of certain other conditions, as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the form of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

         As a condition and an inducement to Harbinger's willingness to enter into the Merger Agreement, certain stockholders of the Issuer (collectively, the "Parent Signatories") have entered into voting agreements, dated as of April
5, 2000, with Harbinger and have irrevocably appointed the directors of Harbinger as their lawful attorneys and proxies. The proxies give the directors of Harbinger a limited right to vote each of the shares of Issuer Common Stock beneficially owned by the Parent Signatories (the "Shares"). Subject to certain limited exceptions, all but one of the Parent Signatories are prohibited from transferring any of the Shares and from making any offer or agreement relating thereto at any time prior to the expiration of the Parent Voting Agreements. The Parent Signatories and the number of shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated herein by reference. The foregoing summary of the Parent Voting Agreements is qualified in its entirety by reference to the form of Parent Voting Agreement included as
Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

         In exercising their right to vote the Shares as lawful attorneys and proxies of the Parent Signatories, the directors of Harbinger will be limited, at every Issuer stockholders meeting and every adjournment thereof, and on every written consent of Issuer's stockholders, to vote the Shares in favor of the share issuance, in favor of any matter that could reasonably be expected to facilitate such issuance, and against any matter that could reasonably be expected to prevent the Merger. The Parent Signatories may vote the Shares on all other matters. The Parent Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the Merger Agreement and (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

         As a condition and inducement to Issuer's willingness to enter into the Merger Agreement, Harbinger and the Issuer entered into a Harbinger Stock Option Agreement, dated as of April 5, 2000 (the "Stock Option Agreement"). The Stock Option Agreement grants Issuer an irrevocable option (the "Option") to acquire up to 8,007,468 newly issued shares of Harbinger common stock, representing 19.99% of the outstanding shares of Harbinger's common stock, at a purchase price of $43.50 per share. The option is only exercisable upon the occurrence of certain events specified in the Stock Option Agreement. The foregoing summary of the Stock Option Agreement is qualified in its entirety by reference to the form of the Stock Option Agreement included as Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference.

         As a further condition and inducement to Issuer's willingness to enter into the Merger Agreement, certain stockholders (collectively, the "Company Signatories") of Harbinger have entered into voting agreements, dated as of April 5, 2000, with Issuer (the "Company Voting Agreements") and have irrevocably appointed the directors of Issuer as their lawful attorneys and proxies. The proxies give the directors of Issuer a limited right to vote each of the shares of Harbinger Common Stock beneficially owned by the Company Signatories in favor of the adoption and approval of the Merger Agreement and approval of the Merger, in favor of any matter that could reasonably be expected to facilitate the Merger, against any acquisition proposal, and against any matter that could reasonably be expected to facilitate any acquisition proposal. The foregoing summary of the Company Voting Agreements is qualified in its entirety by reference to the form of Company Voting Agreement included as
Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

         (c)  Not applicable.

         (d) If the Merger is completed, the board of directors of Issuer is required to take all actions necessary such that two members of Harbinger's board of directors reasonably acceptable to Issuer, at least one of whom is an independent director of the Harbinger board of directors, shall be appointed to Issuer's board of directors as of the Effective Time with a term expiring at the next annual meeting of Issuer's stockholders.

         (e) As a result of the Merger described in Item 4 above, Issuer will issue shares of its common stock in exchange for the outstanding shares of Harbinger common stock and will assume outstanding Harbinger options.

         (f) As a result of the Merger, Harbinger will become a wholly owned subsidiary of the Issuer.

         (g) Not applicable.

         (h)-(i)  Not applicable.

         (j) To Harbinger's knowledge, other than described above, none.

Item 5.   Interest in Securities of the Issuer.

         (a)-(b) As a result of the Parent Voting Agreements, Harbinger may be deemed to be the beneficial owner of at least 15,885,350 shares of Issuer Common Stock. Such shares constitute approximately 13.9% of the outstanding shares of Issuer Common Stock, based on the capitalization of the Issuer as of March 31, 2000 as represented to Harbinger by the Issuer in the Merger Agreement and calculated in accordance with Rule 13d-3(d)(i).

         Harbinger has the power to vote the 15,885,350 shares for the limited purposes described above under the Parent Voting Agreements. Harbinger does not have the power to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Parent Voting Agreements. Other than the limited voting rights described in Item 3 above, Harbinger (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Parent Voting Agreements and (ii) disclaims any beneficial ownership of the shares of Issuer Common stock which are covered by the Parent Voting Agreements.

         To Harbinger's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

         (c) Neither Harbinger nor, to Harbinger's knowledge, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Merger Agreement, the Parent Voting Agreements and the Stock Option Agreement, to the knowledge of Harbinger, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         The following documents are filed as exhibits:

            1. Form of Agreement and Plan of Merger and Reorganization, dated as of April 5, 2000, by and among Peregrine Systems, Inc., Soda Acquisition Corporation and Harbinger Corporation.

            2. Form of Parent Voting Agreement, dated as of April 5, 2000, by and among Harbinger Corporation and certain stockholders of Peregrine Systems, Inc.

            3. Form of Company Voting Agreement, dated as of April 5, 2000, by and among Peregrine Systems, Inc. and certain stockholders of Harbinger Corporation.

            4. Form of Stock Option Agreement, dated as of April 5, 2000, between Peregrine Systems, Inc. and Harbinger Corporation.

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 16, 2000


                           HARBINGER CORPORATION


                           By:  /s/ James M. Travers
                               -------------------------------------
                               James M. Travers
                               Chief Executive Officer




                                   Schedule A
                                   ----------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              HARBINGER CORPORATION



                          Present Principal Occupation
        Including Name of Employer (if other than Harbinger Corporation)
                               Address of Employer

Executive Officers of Harbinger Corporation:

(name)                  (title)                        (address)

James M. Travers        President and Chief            1277 Lenox Park Boulevard
                        Executive Officer              Atlanta, GA 30319
                        and Director

Daniel L. Manack        Executive Vice President,      1277 Lenox Park Boulevard
                        Global Operations              Atlanta, GA 30319

Dave Bursiek            Executive Vice President,      1277 Lenox Park Boulevard
                        Market Development             Atlanta, GA 30319

James McCormick         Chief Financial Officer        1277 Lenox Park Boulevard
                                                       Atlanta, GA 30319

Douglas L. Roberts      Senior Vice President,         1277 Lenox Park Boulevard
                        Worldwide Sales                Atlanta, GA 30319

Outside Directors
-----------------
Stuart Bell            Webloyalty.com, Norwalk, CT

David Hildes           private investor, Atlanta, GA

William King           Private Business, Inc., Brentwood, TN

Benn Konsynski         Goizueta Business School at Emory University, Atlanta, GA

David Leach            self-employed, Atlanta, GA

John Lowenberg         Anvil Investment Associates, L.P., Wilmington, DE

Ad Nederlof            Genesys Telecommunications Laboratories, San Francisco, CA

Klaus Neugebauer       NSE, Inc., Munich, Germany

William Savoy          Vulcan Northwest, Inc., Seattle, WA


                                   Schedule B
                                   ----------

Parent Signatory                         Shares Beneficially Owned
----------------                         -------------------------
Christopher A. Cole                                     1,801,284
David A. Farley                                         3,357,632
Stephen P. Gardner                                      1,879,186
Matthew C. Gless                                          297,350
William G. Holsten                                        288,100
Richard A. Hosley                                          80,000
Frederic B. Luddy                                         550,840
John J. Moores                                          5,752,986
Richard T. Nelson                                         516,100
Charles E. Noell                                          224,428
Douglas S. Powanda                                        863,700
Norris Van den Berg                                       168,744
Thomas G. Watrous                                         105,000

                                EXHIBIT INDEX

 Exhibit
 Number                           Description of Document
 ------                           -----------------------
  1                        Form of Agreement and Plan of Merger and
                           Reorganization, dated as of April 5, 2000, by and
                           among Peregrine Systems, Inc., Soda Acquisition
                           Corporation, and Harbinger Corporation.

  2                        Form of Parent Voting Agreement, dated as of April 5,
                           2000, by and among Harbinger Corporation and certain stockholders of Peregrine Systems, Inc.

  3                        Form of Company Voting Agreement, dated as of April
                           5, 2000, by and among Peregrine Systems, Inc. and certain stockholders of Harbinger Corporation.

  4                        Form of Stock Option Agreement, dated as of April 5,
                           2000, between Peregrine Systems, Inc. and Harbinger
                           Corporation.